EXHIBIT 12.1

UNIFIED GROCERS, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands except for ratios)

	Fiscal Year
	2009	2008	2007	2006	2005
(1) Earnings:
Earnings from continuing operations	$14,755	$17,369	$14,406	$16,142	$10,820
Income taxes	7,857	9,183	9,780	7,912	6,426
Patronage dividends	16,723	22,059	17,680	20,973	21,404

Subtotal: Earnings from continuing operations before income taxes and patronage dividends	39,335	48,611	41,866	45,027	38,650
Amortization of capitalized interest	142	127	87	78	217
Fixed charges	13,181	18,065	17,263	16,384	17,156
Less: Capitalized interest	(351)	(242)	(1,596)	(156)	(107)

Earnings (a)	$52,307	$66,561	$57,620	$61,333	$55,916

(2) Fixed Charges:
Gross rental expense	$23,792	$27,315	$22,280	$21,867	$27,140
Less: Estimated rent component	22,645	25,313	20,453	19,965	24,942

Estimated interest component of rental expense	1,147	2,002	1,827	1,902	2,198
Interest expense	11,683	15,821	13,840	14,326	14,851
Capitalized interest	351	242	1,596	156	107

Total fixed charges (b)	$13,181	$18,065	$17,263	$16,384	$17,156

Ratio of Earnings to Fixed Charges (a)/(b)	3.97x	3.68x	3.34x	3.74x	3.26x

(a)(b)—Cross-reference on page.

(1)	Earnings used in computing the ratio of earnings to fixed charges consist of earnings from continuing operations before income taxes and patronage dividends, plus amortization of capitalized interest and fixed charges, less capitalized interest.

(2)	Fixed charges consist of the sum of the portion of rental expense that is representative of the interest factor, interest expense (including amortization of deferred financing costs) and capitalized interest.